Mail Stop 3561

August 25, 2008

Mr. Ken Ng, President
Asia Interactive Media, Inc.
Level 30, Bank of China Tower
1 Garden Road,
Central Hong Kong, China

> **Re: Asia Interactive Media, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007 and**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2008**
> **Filed July 28, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **Filed August 13, 2008**
> **File No. 000-49768**

Dear Mr. Ng:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Year Ended December 31, 2007

Item 9A – Controls and Procedures, page 13

1. We read your response to our prior comment two. We note that management has concluded that your disclosure controls and procedures "adequately ensure" that information requiring disclosure is identified and communicated on a timely basis. It does not appear that your certifying officers have reached a conclusion

the effectiveness of your disclosure controls and procedures. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures (e.g. your officers have concluded that your disclosure controls and procedures are either <u>effective</u> or <u>ineffective</u>).

<u>Report of Independent Registered Public Accounting Firm, F-1</u>

2. We reviewed your response to our prior comment four. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please direct your independent accountant to revise the opinion paragraph of their audit report to include the balance sheet at December 31, 2006 and the results of operations and cash flows for year ended December 31, 2006.

<u>Form 10-Q for the Quarter Ended March 31, 2008</u>

3. Please revise your Form 10-Q, as necessary, to address the above comments on the Form 10-K. Specifically, note the comment related to management's conclusion on the effectiveness of your disclosure controls and procedures.

<u>Form 10-Q for the Quarter Ended June 30, 2008</u>

4. Please revise your Form 10-Q, as necessary, to address the above comments on the Form 10-K. Specifically, note the comment related to management's conclusion on the effectiveness of your disclosure controls and procedures. This conclusion must be as of the end of the current period end, June 30, 2008, not March 31, 2008.

<u>Item 4T. Controls and Procedures, page 9</u>

5. We note that your statement that you did not make any changes to your internal control over financial reporting during the three months ended <u>March 31, 2008</u>. Please address any changes made during your most recent quarter (e.g. the three months ended <u>June 30, 2008</u>.

<u>Financial Statements</u>

<u>Notes to Financial Statements</u>

6. Please include an affirmative statement to the effect that your interim financial statements include all adjustments, which in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Article 8-03 of Regulation S-X for guidance.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services